UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>November 7, 2019</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>001-32244</u>	<u>58-1407235</u>
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

<u>96 Cummings Point Road, Stamford, Connecticut</u>	<u>06902</u>
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On November 7, 2019 Independence Holding Company issued a news release announcing its 2019 third-quarter and nine-month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 7, 2019: Independence Holding Company Announces Third-Quarter and Nine-Month Results and Updates Tech-Enabled Initiatives.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**INDEPENDENCE HOLDING COMPANY**</u>
(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>November 8, 2019</u>

<u>/s/ *Teresa A. Herbert*   </u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

IHC ANNOUNCES THIRD-QUARTER AND NINE-MONTH RESULTS AND UPDATES TECH-ENABLED INITIATIVES

Stamford, Connecticut, November 7, 2019. Independence Holding Company (NYSE: IHC) today reported 2019 third-quarter and nine-month results.

Financial Results

Net income attributable to IHC per share was $.41 per share, diluted, or $6,142,000, for the three months ended September 30, 2019 compared to $.66 per share, diluted, or $9,935,000, for the three months ended September 30, 2018. Net income attributable to IHC per share was $1.45 per share, diluted, or $21,716,000, for the nine months ended September 30, 2019 compared to $1.57 per share, diluted, or $23,653,000, for the nine months ended September 30, 2018. The Company recorded additional income tax expenses of $1,600,000, for federal income taxes in both the three months and nine months of 2019 as a result of reductions in anticipated tax benefits from the expected current year utilization of net operating loss carryforwards. This is largely due to investments in, and expenses related to, the expansion of our Direct to Consumer (D2C) and tech-enabled operations, which will reduce expected income for the current tax year.

The Company reported revenues of $95,165,000 for the three months ended September 30, 2019 compared to revenues for the three months ended September 30, 2018 of $89,935,000. The Company reported revenues of $284,469,000 for the nine months ended September 30, 2019 compared to revenues for the nine months ended September 30, 2018 of $263,127,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with our quarter results as our income before income taxes increased 11% over the previous quarter despite, as explained above, additional expenses incurred in both the quarter and nine months from expanding our tech enabled D2C operation. Our net income for the third quarter and nine months of 2019 was adversely affected by an increase in tax expense of $1,600,000 or $.11 per share, diluted, because of an adjustment to the expected utilization of AMIC Holdings' net operating loss carryforwards in the current tax year.

As we have previously advised, in order to meet the changing ways in which consumers obtain health and pet insurance, IHC Specialty Benefits (IHC SB) has invested in building out its D2C capabilities in order to augment our traditional brokerage sales model. Prior to making these investments, IHC SB was already a substantial agency with a growing block of over $200 million of premiums, most of which was written by IHC's carriers and distributed by independent agents. While these are still part of IHC SB's core mission, we have made (and continue to make) significant investments in our tech-enabled D2C proficiencies, expanded our reach into all age groups, and included insurance products from highly rated insurance companies in our portfolio. Recent initiatives include the following:

- Entrance into the senior market with Medicare Supplement, Medicare Advantage and ancillary products;
- Advances in organic lead generation and affinity relationships;
- Expansion of our pet insurance division;
- Enhancements in our on-line transactional exchange capabilities and state-of-the-art mobile and desktop solutions;
- Increase in the call centers staffed by experienced IHC employees, career advisors (i.e. independent agents selling products exclusively provided by IHC), and independent agents; and

- Developing new IHC products (such as our innovative short-term medical for up to 36 months at a fixed price ("STM Extend") and hospital indemnity and vision for the senior market) and importing life, ACA-compliant, and ancillary health products from highly ranked carriers with national footprints.

We have built the tech-enabled infrastructure we need for our D2C initiative, but we still have work to do in order to further develop our potential as an insure-tech agency delivering health, life and pet insurance solutions to our customers in the manner that is most appealing to them. We are still incurring expenses to further enhance our infrastructure, which will impact our ability to deliver increasing earnings over the next several quarters. However, we expect that these expenses will begin to ramp down and our revenues will continue to ramp up beginning in the second half of 2020 and beyond as we scale the premium and income resulting from these advancements. Many insure-tech companies lose significant amounts of money enhancing their infrastructure while building towards a high valuation. IHC is fortunate in that we will continue to generate earnings through our underwriting companies while we add to our D2C capabilities. In particular, we expect our block of New York DBL/PFL business to exceed $100 million in 2020 as a result of the New York State mandated 76% rate increases on the paid family leave rider. Now, for more detail on several of our key opportunities:

Entrance into the Senior Market. According to the Kaiser Family Foundation, nearly 60 million Americans were enrolled in Medicare in 2018, with 10,000 new individuals aging in every day. We see significant opportunity in this space today, and in the expanding senior population for many years to come. Recognizing this, we will accelerate investments in consumer enrollment and technology platform enhancements, infrastructure, organic lead generation capabilities, distribution and product offerings as it relates to this expanding market. The 2019 Medicare Open Enrollment Period began on October 15, 2019, and our IHC SB advisors and call center agents are selling Medicare Supplement, Medicare Advantage, Prescription Drug Plans, and dental insurance to seniors, as well as solutions, such as short-term-medical (STM), to spouses who have not yet turned 65. By the end of the first quarter of 2020, IHC expects to launch its own Medicare Supplement product together with new IHC vision and hospital indemnity products in many states, as well as products from other carriers. IHC's new hospital indemnity plans will feature benefits and riders specifically designed to address the post-acute care needs of Medicare Advantage enrollees and Fee for Service Medicare beneficiaries, with insurance to cover incidental expenses and fill gaps in coverage. Our anticipated significant position in the under-age 65 specialty health insurance space provides us with a unique opportunity to help thousands of existing customers as they age into the senior space. Our new STM Extend product, which can provide coverage for up to 36 months, is often an ideal product to bridge the gap for these "near-seniors." This product is currently available in 17 states, and we expect to also have it available in Texas by early in the first quarter of 2020.

Lead Generation and Affinity Groups. We strive to provide good quality health coverages at affordable prices. In many cases, consumers are purchasing our STM policies to provide coverage for short-term gaps in coverages. While we are grateful that we are able to provide this much-needed coverage, in recent months our cost of acquiring the leads that results in the sale may be greater than our targeted risk profit, which has led to a decrease in our results. In order to improve our results and generate significant growth, we have taken several measures. First, we have invested in a lead generation firm that utilizes advance data analytics and artificial intelligence to identify high-intent traffic and improve our conversion rate. Second, we have invested in multiple high-value domains, including www.healthinsurance.org and www.medicareresources.org, which are supplying us with a significant volume of high-intent consumers who are shopping for solutions in both the senior and under-65 markets. As discussed further below, we will soon relaunch www.petplace.com with valuable new content for pet parents and, by the end of 2019, expect to launch www.mypetinsurance.com as a transactional site for purchasers of pet insurance. In keeping with this theme, in 2020 we expect to launch www.myhealthinsurance.com and www.mydentalinsurance.com as transactional sites for consumers to purchase supplemental health and dental products. IHC SB already enjoys relationships with some of the best affinity groups in the country. Through our call center, we service USAA members seeking to purchase health insurance, and we recently began providing coverage to NASCAR Club members seeking supplemental health insurance. With respect to pet insurance, we continue to service American Kennel Club (AKC) registrants and clients of First National Bank of Omaha seeking coverage for their pets. With the help of one of the leading experts on offering insurance benefits through affinity groups, we believe that this will be an important growth area for generating leads (and ultimately sales) for IHC SB in the coming years. Driving enrollments through exceptional content on website domains we own and through our growing affinity relationships allows us to significantly reduce our total acquisition costs per insured by bringing many customer acquisition programs in-house and reducing our reliance on lead aggregators and third-party sources. This, in turn, should facilitate further expansion of our call centers and career advisors, which are highly scalable. While these investments and the currently high cost of acquiring leads have impacted our 2019 results, we are confident that we are succeeding in generating affordable leads that will fuel accelerating growth and profits in 2020.

Expansion of Pet Distribution.   Rapidly increasing costs of veterinary care and an increased awareness of pet insurance has made this product a primary focus of IHC. According to the American Pet Products Association, Americans will spend more than $18 billion on veterinary care this year alone[1]. While 67% of U.S. households own a pet[2], and sales of pet Insurance have enjoyed nearly 20% annual growth rate in the past five years, nevertheless only 2% of these pets are insured[3]. The combination of rapidly increasing costs of veterinary care together with an increased awareness of the need for pet insurance has led IHC to further focus on and invest in this high-growth line of insurance. IHC's pet division has several exciting announcements. First, we are delighted to announce the relaunch in the coming weeks of www.petplace.com with a new design that we are confident will both improve the usability of the site and change the landscape of pet information on the internet. PetPlace.com was originally launched in 2001 and quickly became recognized as a trusted site for veterinarians and pet parents to obtain information critical to the well-being of their pets. Comprehensive vet-written and vet-researched articles will continue to be a mainstay of PetPlace.com, and we are raising the bar on the pet-care information available on the site. First and foremost, we have formed a panel of veterinarians and veterinary specialists to curate existing content and create entirely new content and media for the site. The new PetPlace.com will provide users with access to new sources of information and new media formats, including video content, information visualizations, including an emergency pet information directory, breed directories with information on breed-specific health concerns, a directory of local veterinarians, and user-generated product reviews. We also expect and are excited to launch before the end of this year www.mypetinsurance.com, which will allow those shopping for pet insurance (including those gathering information on PetPlace.com) to choose from several highly rated pet insurance brands, and enroll on-line or through a smartphone app. In addition, we are excited to have recently announced that Figo, recognized as the #1 InsureTech company for pet insurance by A.M Best Company,[4] has chosen Independence American Insurance Company (IAIC) as its carrier. Figo is already selling on IAIC paper, and it has made significant inroads into providing pet insurance as an employee benefit, which we believe will be a very large growth area in coming years. Through www.mypetinsurance.com, PetPartners, Figo and other distribution partners (PetFirst and Pets Best), we expect to write in excess of $100 million of annualized premiums by the end of 2020."

Mr. Thung added, "Our book value increased from $17.25 at December 31, 2014 to $30.16 at December 31, 2018 and to $31.90 per share at September 30, 2019. IHC increased its annual dividend to $.40 per share in 2019, which is the fifth increase since December 2014 when the annual dividend paid to the stockholders was $.07 per share. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of three and a quarter years. The Company has continued to repurchase its shares in the market to the maximum allowed under applicable rules, and paid an average cost of $37.27 per share for purchases in 2019 and will continue to be in the market at current prices. IHC has no indebtedness and a substantial amount of free cash at the corporate level and excess capital in our insurance companies. This capital (which will continue to grow due to the substantial positive cash flow of the Company) will be more than enough to finance our dividends, organic growth plans, including investments in bringing new senior products to market, marketing initiatives, expansion of our telesales capacity, and enhancement of our technology platform and online sales capacity."

About The IHC Group

Independence Holding Company (NYSE:IHC), formed in 1980, is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries (Independence Holding Company and its subsidiaries collectively referred to as "The IHC Group"). The IHC Group consists of three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), Pet Partners Inc., our pet insurance administrator, IHC Specialty Benefits, Inc., a technology-driven full-service marketing and distribution company that focuses on small employer and

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[1] Pet Industry Market Size & Ownership Statistics, American Pet Products Association
[2] American Pet Products Association National Pet Owners Survey (2019-2020)
[3] North American Pet Health Insurance Association (NAPHIA)
[4] *A.M. Best, Best's Review, "Agents of Change" January 2017, pages 62, 71:

individual consumer products through its call center, IHC Specialty Benefit Advisors, general agents, independent agents, private label arrangements, and INSX Cloud, our wholly owned Web Based Entity. IHC also owns the following domains: www.healthedeals.com; www.my1hr.com; www.heathinsurance.org; www.medicareresources.org; and www.petplace.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
September 30, 2019
(In Thousands, Except Shares and Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
REVENUES:				
Premiums earned	$ 86,453	$ 81,757	$ 254,189	$ 238,583
Net investment income	3,964	3,822	12,094	11,190
Fee income	2,938	4,397	10,833	14,193
Other income (loss)	880	(58)	5,443	(504)
Net investment gains (losses)	930	17	2,556	(335)
Net impairment losses recognized in earnings	-	-	(646)	-
	95,165	89,935	284,469	263,127
EXPENSES:				
Insurance benefits, claims and reserves	41,398	36,011	128,927	105,619
Selling, general and administrative expenses	44,348	41,021	127,083	126,057
	85,746	77,032	256,010	231,676
Income before income taxes	9,419	12,903	28,459	31,451
Income taxes	3,248	2,860	6,482	7,518
Net income	6,171	10,043	21,977	23,933
(Income) from noncontrolling interests	(29)	(108)	(261)	(280)
NET INCOME ATTRIBUTABLE TO IHC	$ 6,142	$ 9,935	$ 21,716	$ 23,653
Basic income per common share	$ .41	$ .67	$ 1.46	$ 1.60
WEIGHTED AVERAGE SHARES OUTSTANDING	14,879	14,795	14,919	14,808
Diluted income per common share	$ .41	$ .66	$ 1.45	$ 1.57
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,941	15,109	14,985	15,104

As of November 5, 2019, there were 14,849,707 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2019	December 31, 2018
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 1,050
Securities purchased under agreements to resell	56,878	12,063
Fixed maturities, available-for-sale	440,289	453,464
Equity securities	5,577	5,166
Other investments	13,889	13,192
Total investments	516,683	484,935
Cash and cash equivalents	17,824	26,173
Due and unpaid premiums	24,523	24,412
Due from reinsurers	364,673	368,731
Goodwill	60,205	50,697
Other assets	79,730	82,568
TOTAL ASSETS	$ 1,063,638	$ 1,037,516
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 161,429	$ 160,115
Future policy benefits	204,155	208,910
Funds on deposit	140,724	141,635
Unearned premiums	9,899	5,557
Other policyholders' funds	12,042	10,939
Due to reinsurers	4,655	3,613
Accounts payable, accruals and other liabilities	54,501	53,133
TOTAL LIABILITIES	587,405	583,902
Commitments and contingencies		
Redeemable noncontrolling interest	2,315	2,183
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,625	18,625
Paid-in capital	122,221	124,395
Accumulated other comprehensive income (loss)	3,587	(8,310)
Treasury stock, at cost	(69,704)	(66,392)
Retained earnings	399,160	380,431
TOTAL IHC STOCKHOLDERS' EQUITY	473,889	448,749
NONREDEEMABLE NONCONTROLLING INTERESTS	29	2,682
TOTAL EQUITY	473,918	451,431
TOTAL LIABILITIES AND EQUITY	$ 1,063,638	$ 1,037,516